Exhibit 99.1

Obsidian Energy Increases 2026 Capital Program, Targeting 15% Production Growth
in 2027

CALGARY, June 1, 2026 - OBSIDIAN ENERGY LTD. (TSX/NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) provides an update to our 2026 capital program and guidance, reflecting strong operational results and an improved commodity price outlook.

Highlights:

•
Increasing 2026 capital program by ~$100 million to $300 – $325 million, targeting ~15% production growth in 2027, while generating incremental free cash flow (“FCF”)
•
Approximately two-thirds of the incremental investment is directed to accelerate Belly River and Cardium development in Willesden Green, with the remainder allocated towards expanding the Clearwater waterflood program at Peace River
•
Forecast 2026 Funds Flow from Operations (“FFO”) increases 40% to $317 million ($4.74/share) and net debt to FFO improves to ~0.9x, assuming US$80/bbl WTI in H2 2026
•
Acquired over 150 sections of land, predominately within the Peace River Oil Sands fairway, with significant multi-zone development potential

“Following a strong start to 2026 and supported by a constructive commodity price environment we expect to continue into 2027, we are increasing our 2026 capital program by approximately $100 million to accelerate light oil and total production growth, enhance capital efficiencies, and advance our waterflood initiatives”, commented Stephen Loukas, Obsidian Energy’s President and CEO. “Approximately $65 million of the incremental capital will be directed to Willesden Green, where Belly River results continue to exceed expectations and a second rig drilling Cardium commences in September.”

Mr. Loukas continued, “In Peace River, our development focus remains on Dawson, with six new Clearwater producers planned and 10 incremental waterflood injectors — a significant step to expand to full-field development, supported by early positive results from our four-injector pilot. We expect this expanded program to drive approximately 15% total production growth in 2027, including 22% growth in light oil, with the majority of incremental activity occurring in the fourth quarter of 2026.”

“By advancing our high-return development opportunities and waterflood initiatives, we are positioning the Company for sustained growth, improved long-term recoveries across our heavy oil business, and increased FCF generation. This capital increase is supported by a strong balance sheet that preserves our financial flexibility to execute on our strategic priorities with net debt to funds flow from operations forecasted to be below 1x. As we have demonstrated in the past, should oil price volatility emerge or should our shares trade at levels we believe offer a more compelling return than incremental production growth, we will adjust our capital plans accordingly.”

2026 GUIDANCE

Our 2026 capital budget has been increased by $100 million to a revised range of $300 to $325 million, reflecting the strength of our asset base and identified development opportunities. Approximately $200 million is allocated to light oil assets in Willesden Green and Pembina Cardium Unit #11 (“PCU #11”), and $110 million to our heavy oil assets in Peace River, of which $28 million is dedicated to advancing waterflood initiatives, with a focus on the Dawson, West Dawson, and Nampa areas. In addition, the Company has allocated $10 million to exploratory drilling targeting two prospective fairways within its existing land base, with no associated production included in our 2026 guidance. Given that the majority of the incremental capital spending is expected to occur in the fourth quarter, 2026 average production guidance remains unchanged at 27,900 to 29,900 boe/d (72% liquids).

We have updated our commodity price assumptions to reflect current market conditions, increasing our WTI assumption to US$90/bbl for June and US$80/bbl from July to December 2026, with minor updates to foreign exchange and differential assumptions. Decommissioning expenditures, net operating costs, and general and administrative assumptions remain unchanged.

LIGHT OIL ASSET HIGHLIGHTS

The Company is significantly increasing development activity in Willesden Green during the second half of 2026 through a two-rig drilling program focused on Belly River and Cardium development. Approximately $65 million of incremental capital is allocated to expand light oil development activity and accelerate production growth in response to stronger commodity prices. Total 2026 light oil capital expenditures are expected to approximate $200 million, supporting average annual production of approximately 16,200 boe/d.

•
Belly River Development — The Willesden Green program in the second half of 2026 builds on recent Belly River success, with 14 (14.0 net) wells planned across the Crimson and Open Creek areas.
•
Cardium Infill Activity — The program includes 3 (3.0 net) operated Cardium wells in Open Creek, with capital efficiencies captured through shared Belly River and Cardium drilling pads and infrastructure.
•
PCU #11 — Continued development in the non-operated PCU #11 (~45% working interest), with approximately $25 million allocated for the year and 5 (2.2 net) wells planned in the second half of 2026.

The Company continues to advance its light oil strategy through efficient multi-zone development and infrastructure optimization, with participation in both operated and non-operated assets to generate strong economic returns and sustainable long-term production growth.

HEAVY OIL ASSET HIGHLIGHTS

The Company is advancing an integrated drilling and waterflood program across its Peace River heavy oil assets in the second half of 2026. Total 2026 Peace River capital expenditures of approximately $110 million support a two-rig drilling program and average annual production of approximately 12,700 boe/d, consistent with 2025 levels.

•
Waterflood Pilot Progress — Clearwater waterflood pilots continue to advance, with the Dawson 4-24 Pad producing stable volumes, the recently commissioned Nampa 06-28 Pad recording initial injection rates above forecast, and the West Dawson 09-21 Pad expected to begin injection imminently.
•
Dawson Expansion — Dawson remains the Company’s primary Peace River development focus, representing approximately 60% of our planned regional drilling activity. Supported by waterflood pilot results, approximately $32 million of incremental capital has been allocated to expand integrated Clearwater waterflood development at Dawson, including 10 (10.0 net) injectors, 6 (6.0 net) producers, and associated infrastructure and source well development.
•
Bluesky Development Program — A second rig will commence drilling to execute the Company’s 2026 8 (7.7 net) well Bluesky program, targeting follow-up development in the northern Harmon Valley South field and offset locations near recent competitor success at Nampa.

The Company continues to advance our Peace River strategy through disciplined capital allocation and integrated waterflood development, designed to support long-term production sustainability and improved recovery efficiencies.

NEW VENTURES

The Company established a New Ventures group in 2024 to identify and advance emerging growth opportunities complementary to its existing development capabilities and land base.

Over the past two years, we have evaluated and acquired over 150 sections of prospective land, including 99 sections in the long-tenure Peace River Oil Sands region. This brings our total Peace River position to approximately 830 sections, representing a 19% increase from our previously disclosed position of 700 sections in the area. The acquired lands provide multi-zone development potential, including exposure to the emerging regional Pekisko subcrop play.

As part of the Company’s expanded capital program, approximately $10 million has been allocated to exploratory drilling in the second half of 2026 across two prospective areas, including the Pekisko subcrop. Given the early-stage exploratory nature of these opportunities, no associated production has been included in the 2026 guidance. The Company will provide updates as drilling progresses.

GUIDANCE

Our updated 2026 operational guidance figures are outlined below and are compared to our previous guidance outlined in our January 2026 announcement.

		Previous 2026 Guidance	Updated 2026 Guidance
Production[1]	boe/d	27,900 – 29,900	27,900 – 29,900
% Oil and NGLs	%	73%	72%
Capital expenditures[2]	$ millions	190 – 230	300 – 325
Decommissioning expenditures[3]	$ millions	7 – 11	7 – 11
Net operating costs[4]	$/boe	14.00 – 15.00	14.00 – 15.00
General & administrative (G&A)	$/boe	2.00 – 2.10	2.00 – 2.10

Pricing assumptions[2]
WTI	US$/bbl	60.00	80.00
Foreign Exchange Rate	CAD/USD	1.38	1.37
MSW Differential	US$/bbl	3.50	2.50
WCS Differential	US$/bbl	13.50	15.00
AECO	$/GJ	2.75	2.25

Based on midpoint of above guidance
FFO[4]	$ millions	225	317
FFO/share[2,4]	$/share	3.36	4.74
FCF[3]	$ millions	7	(4)
FCF/share[2,4]	$/share	0.11	(0.06)
Net debt[4]	$ millions	272	274
Net debt to FFO[4]	Times	1.2	0.9

Asset level information, based on midpoint of above guidance		Previous 2026 Guidance	Updated 2026 Guidance
Heavy Oil
Average production	boe/d	12,700	12,700
% Oil and NGLs	%	93%	92%
Capital expenditures[2]	$ millions	80	110
Net operating costs[4]	$/boe	20.20	19.80
Netback[4]	$/boe	19.00	38.00
Net operating income[4]	$ millions	88	176
Asset level FCF	$ millions	8	66

Light Oil
Average production	boe/d	16,200	16,200
% Oil and NGLs	%	58%	56%
Capital expenditures[2]	$ millions	128	200
Net operating costs[4]	$/boe	10.05	10.50
Netback[4]	$/boe	30.45	39.40
Net operating income[4]	$ millions	180	233
Asset level FCF	$ millions	52	(32)
(1)
Refer to ‘Supplemental Production Disclosure’ below for details of production by product types.
(2)
Refer to “Budget Assumptions Information” below for further details. Updated guidance pricing assumptions are for July – December 2026.
(3)
The Company’s estimated AER spending closure obligation for 2026 remains subject to change in accordance with the terms and conditions of the agreement of purchase and sale governing the Company’s disposition of its Pembina assets to InPlay Oil Corp in 2025.
(4)
See “Non-GAAP and Other Financial Measures” section below for further details.
(5)
Net debt figures include the impact of purchases under our NCIB ($19 million) and prepaid equity forwards ($20 million) thus far in 2026.

Estimated sensitivities to selected key assumptions on FFO for 2026 (including our current hedge position and realized prices for the first quarter of 2026) are as follows:

Guidance Sensitivity Table
Variable	Range	Change in 2026 FFO ($ millions)
WTI (US$/bbl)	+/- $1.00/bbl	3.9
Foreign Exchange Rate (CAD/USD)	+/- $0.01	3.2
MSW light oil differential (US$/bbl)	+/- $1.00/bbl	1.5
WCS heavy oil differential (US$/bbl)	+/- $1.00/bbl	2.3
AECO ($/GJ)	+/- $0.25/GJ	0.7

2026 capital and operating PROGRAM

The breakdown of operated wells expected to be rig released in 2026 is as follows:

	Well Type			Total
	Development	Appraisal	Injector	Gross (Net)
DEVELOPMENT WELLS
Heavy Oil Assets
H1 Peace River (Bluesky)	1 (1.0)	1 (1.0)	-	2 (2.0)
H1 Peace River (Clearwater)[1]	8 (8.0)	-	7 (7.0)	15 (15.0)

H2 Peace River (Bluesky)	6 (5.7)	-	-	6 (5.7)
H2 Peace River (Clearwater)[2]	6 (6.0)	-	10 (10.0)	16 (16.0)

Light Oil Assets
H1 Willesden Green (Belly River)	7 (7.0)	-	-	7 (7.0)
H1 Willesden Green (Cardium)	-	-	-	-

H2 Willesden Green (Belly River)	14 (14.0)	-	-	14 (14.0)
H2 Willesden Green (Cardium)	3 (3.0)	-	-	3 (3.0)

New Ventures
H2 Activity	2 (2.0)	-	-	2 (2.0)

TOTAL OPERATED WELLS[3]	47 (46.7)	1 (1.0)	17 (17.0)	65 (64.7)
(1)
Including the last well of our 2025 program rig released on January 2, 2026.
(2)
One of our 10 added Clearwater injector wells is anticipated to be rig released in early 2027.
(3)
In addition, Obsidian Energy expects to participate in a total of 9 non-operated (4.0 net) wells and drill one operated water source well in 2026.

UPDATED CORPORATE PRESENTATION

For further information on these and other matters, Obsidian Energy will post an updated corporate presentation on our website, www.obsidianenergy.com, in due course.

ABOUT OBSIDIAN ENERGY

Obsidian Energy is an intermediate-sized oil and gas producer with a well-balanced portfolio of high-quality assets, primarily in the Peace River, Willesden Green and Viking areas in Alberta. The Company’s business is to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin.

Obsidian Energy is headquartered in Calgary and listed on the Toronto Stock Exchange and NYSE American (TSX / NYSE American: OBE). To learn more, visit Obsidian Energy’s website.

ADDITIONAL READER ADVISORIES

SUPPLEMENTAL PRODUCTION DISCOSURE

Outlined below is expected average production by product based on the midpoint of our 2026 guidance estimates.

Based on midpoint of guidance		Previous 2026 Guidance	Updated 2026 Guidance
Heavy Oil	bbl/d	11,800	11,700
Light Oil	bbl/d	7,300	7,000
NGLs	bbl/d	2,000	2,100
Natural gas	mmcf/d	46.8	48.6
Total Production	boe/d	28,900	28,900

BUDGET ASSUMPTIONS INFORMATION

Capital Expenditures

•
Asset level capital does not include $1 million in corporate capital in both our Updated and Previous Guidance cases.

Commodity Pricing

•
Updated Guidance pricing assumptions include risk management (hedging) adjustments as of May 31, 2026 while our Previous Guidance pricing assumptions include risk management (hedging) adjustments as of January 14, 2026.
•
Pricing assumptions for Updated Guidance are from July to December 2026.
•
WTI assumption for our Previous Guidance figures were based on first half of 2026 (January – June) of US$58.00/bbl and second half 2026 (July – December) of US$62.00/bbl.

Per Share Calculations

•
Per share calculations for our Updated Guidance are based on an estimated 66.8 million weighted average share outstanding and for our Previous Guidance were based on 66.6 million weighted average shares outstanding for the year ended December 31, 2026.

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

TEST RESULTS AND INITIAL PRODUCTION RATES

Test results and initial production rates disclosed herein, particularly those short in duration, may not necessarily be indicative of long-term performance or of ultimate recovery. Readers are cautioned that short-term rates should not be relied upon as indicators of future performance of these wells and therefore should not be relied upon for investment or other purposes. A pressure transient analysis or well-test interpretation has not been carried out and thus certain of the test results provided herein should be considered preliminary until such analysis or interpretation has been completed.

NON-GAAP AND OTHER FINANCIAL MEASURES

Throughout this news release and in other materials disclosed by the Company, we employ certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income and cash flow from operating activities as indicators of our performance. The interim consolidated financial statements and MD&A for the three months ended March 31, 2026 are available on the Company's website at www.obsidianenergy.com and under our SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov. The disclosure under the section ’Non-GAAP and Other Financial Measures’ in the MD&A is incorporated by reference into this news release.

Non-GAAP Financial Measures

The following measures are non-GAAP financial measures: FFO; net debt; net operating costs; netback; and FCF. These non-GAAP financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section ’Non-GAAP and Other Financial Measures’ in our MD&A for the three months ended March 31, 2026, for an explanation of the composition of these measures, how these measures provide useful information to an investor, and the additional purposes, if any, for which management uses these measures.

Non-GAAP Ratios

The following measures are non-GAAP ratios: FFO (basic per share ($/share), which use FFO as a component; net operating costs ($/boe), which uses net operating costs as a component; netback ($/boe), which uses netback as a component; and net debt to FFO, which uses net debt and FFO as components. These non-GAAP ratios are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section ’Non-GAAP and Other Financial Measures’ in our MD&A for the three months ended March 31, 2026, for an explanation of the composition of these non-GAAP ratios, how these non-GAAP ratios provide useful information to an investor, and the additional purposes, if any, for which management uses these non-GAAP ratios.

Supplementary Financial Measures

The following measure is a supplementary financial measure: G&A costs ($/boe). See the disclosure under the section ’Non-GAAP and Other Financial Measures’ in our MD&A for the three months ended March 31, 2026, for an explanation of the composition of these measures.

FUTURE-ORIENTED FINANCIAL INFORMATION

This release contains future-oriented financial information (“FOFI”) and financial outlook information relating to the Company's prospective results of operations, production, capital expenditures, decommissioning expenditures, net operating costs, G&A, FFO, FCF and net debt, which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth below under ‘Forward-Looking Statements’. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, such FOFI, or if any of them do so, what benefits the Company will derive therefrom. The Company has included this FOFI to provide readers with a more complete perspective on the Company's business as of the date hereof and such information may not be appropriate for other purposes.

Without limitation of the foregoing, this news release contains information regarding guidance for our 2026 production levels, capital expenditures, decommissioning expenditures, net operating costs, G&A costs, FFO, FFO per share, FCF, FCF per share, net debt and net debt to FFO ratio, which are based on various factors and assumptions that are subject to change including regarding production levels, commodity prices, operating and other costs and capital expenditure levels. To the extent that such estimates constitute FOFI or a financial outlook, are included to provide readers with an understanding of the Company's anticipated plans and financial results based on the capital expenditures and other assumptions described and readers are cautioned that the information may not be appropriate for other purposes.

ABBREVIATIONS

Oil		Natural Gas
bbl	barrel or barrels	mcf	thousand cubic feet
bbl/d	barrels per day	mcf/d	thousand cubic feet per day
boe	barrel of oil equivalent	mmcf	million cubic feet
boe/d	barrels of oil equivalent per day	mmcf/d	million cubic feet per day
MSW	Mixed Sweet Blend	mmbtu	Million British thermal unit
WTI	West Texas Intermediate	AECO	Alberta benchmark price for natural gas
WCS	Western Canadian Select	NGL	natural gas liquids
cP	Centipoise	GJ	gigajoule

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our targeted production growth (location and timing) in 2027 and associated FCF; our forecasted FFO, FFO/share and net debt to FFO; our acquired land and multi-zone development potential; our updated development and operational plans; our updated 2026 guidance for production (including mixture and type), capital and decommissioning expenditures, net operating costs, general & administrative costs, FFO and FFO/share, FCF and FCF/share, Net debt (prior to NCIB) and Annualized net debt to FFO (prior to NCIB); our expected sensitivities to changes in WTI, foreign exchange, MSW, AECO and WCS; our guidance for asset level average production, capital expenditures, net operating costs, netbacks, net operation income and the asset level FCF; the expected breakdown of expenditures for our light and heavy programs (both operated and non-operated); our expectations for near-term pricing and the second half of the year; our expectations for integrated drilling and waterflood programs; expected on-production, spud, injection dates for certain well; our expectations for our New Ventures Group and development thereunder; our expected waterflood injector timing and rig release timing; and that we will post an updated corporate presentation.

Certain of the foregoing information set forth in this release may be considered to be future-oriented financial information (“FOFI”) or a financial outlook for the purposes of applicable Canadian securities laws. This FOFI is related to the Company's prospective results of operations, operating costs and expenditures, capital expenditures, production, general & administrative, decommissioning expenditures; FFO, FFO per share, FCF, FCF per share, asset level FCF, net debt and net debt to FFO ratio, which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth below. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, such FOFI, or if any of them do so, what benefits the Company will derive therefrom. The Company has included this FOFI to provide readers with a more complete perspective on the Company's business as of the date hereof and such information may not be appropriate for other purposes. To the extent that such estimates constitute FOFI or a financial outlook, they were approved by management of the Company on the date hereof and are included to provide readers with an understanding of the Company's anticipated plans and financial results based on the capital expenditures and other assumptions described and readers are cautioned that the information may not be appropriate for other purposes.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: the duration and impact of tariffs that are currently in effect on goods exported from or imported into Canada, and that other than the tariffs that are currently in effect, neither the U.S. nor Canada (i) increases the rate or scope of such tariffs, reenacts tariffs that are currently suspended, or imposes new tariffs, on the import of goods from one country to the other, including on oil and natural gas, and/or (ii) imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas; that the Company does not dispose of or acquire material producing properties or royalties or other interests therein (except as disclosed herein); that regional and/or global health related events will not have any adverse impact on energy demand and commodity prices in the future; global energy policies going forward, including the continued ability and willingness of members of OPEC and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents, and the impact that the successful execution of such plans will have on our Company and our stakeholders, including our ability to return capital to shareholders and/or further reduce debt levels; future capital expenditure and decommissioning expenditure levels; expectations and assumptions concerning applicable laws and regulations, including with respect to environmental, safety and tax matters; future operating costs and G&A costs and the impact of inflation thereon; future oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future oil, natural gas liquids and natural gas production levels; future exchange rates, interest rates and inflation rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events such as wild fires, flooding and drought, infrastructure access (including the potential for blockades or other activism) and delays in obtaining regulatory approvals and third party consents; the ability of the Company's contractual counterparties to perform their contractual obligations; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior unsecured notes on maturity or pursuant to the terms of the underlying agreement; the accuracy of our estimated reserve volumes; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the risk that (i) the tariffs that are currently in effect on goods exported from or imported into Canada continue in effect for an extended period of time, the tariffs that have been threatened are implemented, that tariffs that are currently suspended are reactivated, the rate or scope of tariffs are increased, or new tariffs are imposed, including on oil and natural gas, (ii) the U.S. and/or Canada imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas, and (iii) the tariffs imposed or threatened to be imposed by the U.S. on other countries and retaliatory tariffs imposed or threatened to be imposed by other countries on the U.S., will trigger a broader global trade war which could have a material adverse effect on the Canadian, U.S. and global economies, and by extension the Canadian oil and natural gas industry and the Company, including by decreasing demand for (and the price of) oil and natural gas, disrupting supply chains, increasing costs, causing volatility in global financial markets, and limiting access to financing; risks associated with the mandatory joint review of the Canada-United States-Mexico Agreement ("CUSMA") on July 1, 2026, including the risk that the members ultimately withdrawing from CUSMA, which could result in a significant increase in trade barriers, which could in turn have a material adverse effect on the Canadian and U.S. economies, and by extension the Canadian oil and natural gas industry and the Company; the possibility that we change our budgets (including our capital expenditure budgets) in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize (such as our inability to return capital to shareholders and/or reduce debt levels to the extent anticipated or at all); the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events and the responses of governments and the public thereto, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and in confidence in the oil and natural gas industry generally, whether caused by regional and/or global health related events, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the financial capacity of the Company's contractual counterparties is adversely affected and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior unsecured notes is not extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our senior unsecured notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace our credit facilities and/or senior unsecured notes or to fund other activities; the possibility that we are forced to shut-in production, whether due to commodity prices decreasing, extreme weather events such as wild fires, inability to access our properties due to blockades or other activism, or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of oil, natural gas liquids and natural gas, price differentials for oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange, including the impact of the Canadian/U.S. dollar exchange rate on our revenues and expenses; fluctuations in interest rates, including the effects of interest rates on our borrowing costs and on economic activity, and including the risk that elevated interest rates cause or contribute to the onset of a recession; the risk that our costs increase due to inflation, supply chain disruptions, scarcity of labour and/or other factors, adversely affecting our profitability; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires, flooding and droughts (which could limit our access to the water we require for our operations)); the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine and/or hostilities in the Middle East, particularly between Iran, the United States and Isreal; the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons, government mandates requiring the sale of electric vehicles and/or electrification of the power grid, and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company's ability to obtain financing and/or insurance on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments, financial institutions and consumers to a regional and/or global health related event and/or the influence of public opinion and/or special interest groups.

Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company's Annual Information Form (see ’Risk Factors’ and ’Forward-Looking Statements’ therein) which may be accessed through the SEDAR+ website (www.sedarplus.ca),

EDGAR website (www.sec.gov) or Obsidian Energy's website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol "OBE".

All figures are in Canadian dollars unless otherwise stated.

contact

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com

Investor Relations:

Toll Free: 1-888-770-2633

Email: investor.relations@obsidianenergy.com